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06007481

AB 4/1/06

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 44497

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trustmark Securities, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

248 East Capitol Street
(No. and Street)

Jackson, MS 39201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melinda Fortenberry 601-208-6085
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLC
(Name – *if individual, state last, first, middle name*)

188 East Capitol Street Suite 1100 Jackson, MS 39201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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KPMG

TRUSTMARK SECURITIES, INC.

(A Wholly Owned Subsidiary of Trustmark National Bank)

Financial Statements and Schedules

December 31, 2005 and 2004

(With Independent Auditors' Report Thereon)

Table of Contents

KPMG LLP
Suite 1100
One Jackson Place
188 East Capitol Street
Jackson, MS 39201

Independent Auditors' Report

The Board of Directors
Trustmark Securities, Inc.:

We have audited the accompanying statements of financial condition of Trustmark Securities, Inc. (the Company) (a wholly owned subsidiary of Trustmark National Bank) as of December 31, 2005 and 2004, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trustmark Securities, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

KPMG LLP

February 24, 2006

TRUSTMARK SECURITIES, INC.
(A Wholly Owned Subsidiary of Trustmark National Bank)

Statements of Financial Condition

December 31, 2005 and 2004

Assets		**2005**		**2004**
Cash	$	375,316	$	384,330
Short-term money market funds		1,234,779		3,042,190
Total cash and cash equivalents		1,610,095		3,426,520
Commissions receivable		63,400		10,925
Total assets	$	1,673,495	$	3,437,445
Liabilities and Shareholder's Equity				
Liabilities:				
Commissions payable	$	101,953	$	104,124
Income taxes payable		75,200		17,600
Due to shareholder		270,072		355,748
Accrued expenses and other liabilities		57,184		26,795
Total liabilities		504,409		504,267
Shareholder's equity:				
Common stock, $250 stated par value; 1,000 shares authorized, issued and outstanding		250,000		250,000
Retained earnings		919,086		2,683,178
Total shareholder's equity		1,169,086		2,933,178
Total liabilities and shareholder's equity	$	1,673,495	$	3,437,445

See accompanying notes to financial statements.

TRUSTMARK SECURITIES, INC.
(A Wholly Owned Subsidiary of Trustmark National Bank)

Income Statements

Years ended December 31, 2005 and 2004

		2005		2004
Income:				
Commissions	$	4,278,152	$	4,732,916
Interest income		71,343		51,183
Other customer fees		115,001		30,886
Total income		4,464,496		4,814,985
Expenses:				
Salaries and employee benefits		2,898,077		3,225,992
Clearing, execution and market information		516,575		589,103
Occupancy and equipment		157,808		161,510
Administrative and other		512,928		715,864
Total expenses		4,085,388		4,692,469
Income before income taxes		379,108		122,516
Income tax expense		143,200		50,600
Net income	$	235,908	$	71,916

See accompanying notes to financial statements.

TRUSTMARK SECURITIES, INC.
(A Wholly Owned Subsidiary of Trustmark National Bank)

Statements of Changes in Shareholder's Equity

Years ended December 31, 2005 and 2004

	Common stock				Retained		
	Shares		Amount		earnings		Total
Balance at January 1, 2004	1,000	$	250,000	$	2,611,262	$	2,861,262
Net income	—		—		71,916		71,916
Balance at December 31, 2004	1,000		250,000		2,683,178		2,933,178
Net income	—		—		235,908		235,908
Dividend paid to parent	—		—		(2,000,000)		(2,000,000)
Balance at December 31, 2005	1,000	$	250,000	$	919,086	$	1,169,086

See accompanying notes to financial statements.

TRUSTMARK SECURITIES, INC.
(A Wholly Owned Subsidiary of Trustmark National Bank)

Statements of Cash Flows

Years ended December 31, 2005 and 2004

	2005	2004
Operating activities:		
Net income	$ 235,908	$ 71,916
Adjustments to reconcile net income to net cash provided by operating activities:		
Net (decrease) increase in due to shareholder	(85,676)	99,341
Net increase (decrease) in commissions payable, income taxes payable, accrued expenses and other liabilities	85,818	(9,899)
Net (increase) decrease in commissions receivable	(52,475)	24,926
Net cash provided by operating activities	183,575	186,284
Financing activity - dividend to parent	(2,000,000)	—
(Decrease) increase in cash and cash equivalents	(1,816,425)	186,284
Cash and cash equivalents at beginning of year	3,426,520	3,240,236
Cash and cash equivalents at end of year	$ 1,610,095	$ 3,426,520

See accompanying notes to financial statements.

(1) Organization

Trustmark Securities, Inc. (TSI), formerly Trustmark Financial Services, Inc., is a wholly owned subsidiary of Trustmark National Bank (TNB), which is a wholly owned subsidiary of Trustmark Corporation (Trustmark). TSI is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. Its operations consist of coordinating securities transactions for its customers through a single clearinghouse, Pershing LLC (Pershing). Pershing clears securities transactions for TSI's customers and carries the accounts of such customers for those transactions on a fully disclosed basis. TSI's customer base consists primarily of TNB's customers from the Mississippi, Florida, Tennessee and Texas communities in which TNB conducts business. TSI does not engage in any underwriting activities.

On January 26, 2006, TSI notified its customers of plans to engage UVEST Financial Services as TSI's full service investment provider. UVEST is a registered broker-dealer and member of the National Association of Securities Dealers, as well as the Securities Investor Protection Corporation. This change will be effective March 1, 2006.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

TSI's cash and cash equivalents consist of demand and money market accounts. Under its clearing agreement with Pershing, TSI is required to maintain a $100,000 "clearing deposit" on which interest is earned at the rate of 1% below the Pershing Base Lending Rate.

(b) Securities Transactions

Securities transactions and related revenues and expenses, including commissions, are recorded by TSI on a settlement date basis which does not differ significantly from that which would be recognized on a trade date basis.

(c) Income Taxes

TSI does not file a separate income tax return; rather, its income is included in the consolidated return of Trustmark. Under an intercompany tax sharing agreement, TSI pays Trustmark for its pro rata share of the consolidated current tax liability or receives its pro rata share of refunds for any current tax benefit. There were no material temporary differences at December 31, 2005 and 2004. Payments to taxing authorities are made by Trustmark.

(d) Subordinated Liabilities

A statement of changes in liabilities subordinated to claims of creditors is not included in the accompanying financial statements, because TSI had no liabilities subordinated to claims of creditors as of December 31, 2005 or 2004, or at any point during the years then ended.

(Continued)

(e) *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) ***Reclassifications***

Certain reclassifications have been made to prior periods to conform to current year representation.

(3) Statements of Cash Flows

For the purpose of reporting cash flows, cash and cash equivalents include cash and short-term money market funds.

During 2005 and 2004, TSI paid Trustmark $85,600 and $41,000, respectively, for income taxes pursuant to a tax sharing agreement between TSI and Trustmark. During 2005 and 2004, TSI paid no interest.

(4) Fair Values of Financial Instruments

At December 31, 2005 and 2004, the carrying values of TSI's assets and liabilities approximate their fair values.

(5) Income Taxes

The current and deferred components of income tax expense for the year ended December 31, 2005 and 2004 follow:

	2005	2004
Current:		
Federal	$ 124,500	$ 44,000
State	18,700	6,600
	143,200	50,600
Deferred:		
Federal	—	—
State	—	—
	—	—
Income tax provision	$ 143,200	$ 50,600

(Continued)

The differences between the income tax expense shown on the statements of operations and the amounts computed by applying the Federal income tax rate of approximately 35% in 2005 and 2004 to income before income taxes follow:

		2005		2004
Expected income tax expense	$	127,461	$	42,881
State income taxes, net		12,155		4,290
Nondeductible expenses		3,316		2,977
Other		268		452
Income tax provision	$	143,200	$	50,600

(6) Related Party Transactions

Cash includes amounts held in an interest-bearing deposit account at TNB of $178,591 and $189,479 at December 31, 2005 and 2004, respectively.

TNB pays all direct costs for TSI and charges TSI for those expenses. At December 31, 2005 and 2004, TSI owed TNB $270,072 and $355,748, respectively, for such operating costs, including income taxes.

An indirect expense allocation is charged to TSI by TNB for expenses such as unemployment taxes, telephone, professional fees, and insurance. Those expenses were $229,200 for both 2005 and 2004. In addition, TNB charges TSI for office space on a month-to-month basis which amounted to $92,400 for 2005 and 2004.

Full-time employees of TSI participate in TNB's employee benefit plans, which include a noncontributory pension plan, a 401(k) plan and a self-insured medical benefit plan. During 2005 and 2004, TSI incurred expenses of $15,600 for each year related to the noncontributory pension plan. Also, during 2005 and 2004, expenses of $94,800 for each year were incurred related to the 401(k) plan. TSI incurred expenses of $59,111 and $58,653 in 2005 and 2004, respectively, related to the medical benefit plan.

(7) Net Capital Requirements

TSI is subject to the SEC's Uniform Net Capital requirements (Rule 15c3-l), which require the maintenance of minimum net capital. TSI uses the basic net capital method, which requires that TSI maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness. This rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, cannot exceed 15 to 1. At December 31, 2005, TSI had net capital, calculated pursuant to this rule, of $1,144,390, which was $894,390 in excess of required net capital.

(8) Commitments and Contingencies

TSI is subject to claims and other legal proceedings in the normal course of business. In the opinion of management, based upon consultation with legal counsel, the ultimate resolution of these proceedings will not have a material effect on TSI's financial statements.

(Continued)

Schedule 1

TRUSTMARK SECURITIES, INC.

(A Wholly Owned Subsidiary of Trustmark National Bank)

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2005

Computation of net capital		
Total shareholders' equity qualified for net capital	$	1,169,086
Deduct:		
Nonallowable assets		—
Haircuts on short-term money market mutual fund at 2%		24,696
Net capital	$	1,144,390
Aggregate indebtedness:		
Due to shareholder	$	270,072
Commissions payable, income taxes payable, accrued expenses and other liabilities		234,337
Total aggregate indebtedness	$	504,409
Computation of basic net capital requirement:		
Net capital	$	1,144,390
Less minimum net capital required		250,000
Excess net capital	$	894,390
Percentage of aggregate indebtedness to net capital		44.08%

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-l as of December 31, 2005, as filed by TSI in February 2006.

See accompanying independent auditors' report.

TRUSTMARK SECURITIES, INC.
(A Wholly Owned Subsidiary of Trustmark National Bank)

Computation for Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2005

Credit Balances		
Free credit balances and other credit balances in customers' security accounts	$	—
Monies borrowed collateralized by securities carried for the accounts of customers		—
Monies payable against customers' securities loaned		—
Customers' securities failed to receive		—
Credit balances in firm accounts which are attributable to principal sales to customers		—
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 days		—
Market value of short security count differences over 30 days old		—
Market value of short securities and credits in suspense accounts over 30 days		—
Market value of securities which are in transfer in excess of 40 days and have not been confirmed to be in transfer by the agent or the issuer during the 40 days		—
Other		—
Total credits	$	—
Debit Balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions	$	—
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		—
Failed to deliver of customers' securities not older than 30 days		—
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		—
Other		—
Total debits	$	—
Reserve Computation		
Excess of total debits over total credits	$	—
Excess of total credits over total debits	$	—
Required deposit		None

Note: The above computation does not differ materially from the computation of reserve requirements under Rule 15c3-3 as of December 31, 2005, as filed by TSI in February 2006.

See accompanying independent auditors' report.

Schedule 3

TRUSTMARK SECURITIES, INC.
(A Wholly Owned Subsidiary of Trustmark National Bank)

Information for Possession or Control Requirements Under Rule 15c3-1

December 31, 2005

	Market value	Number of items
Information for possession or control requirements:		
Customers' fully-paid and excess-margin securities not in TSI's possession or control as of December 31, 2005, for which instructions to reduce to possession or control had been issued as of December 31, 2005, for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
Customers' fully-paid and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2005, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3; subsequently reduced to possession or control by TSI.	None	None

See accompanying independent auditors' report.

OATH OR AFFIRMATION

I, Melinda W. Fortenberry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trustmark Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

JASON N. LITTLE NOTARY PUBLIC EXPIRES MISSISSIPPI MARCH 31, 2007 HINDS COUNTY, MS

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] na (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] na (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] na (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 1100
One Jackson Place
188 East Capitol Street
Jackson, MS 39201

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Trustmark Securities, Inc.:

In planning and performing our audit of the financial statements of Trustmark Securites, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g), in the following (i) making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (ii) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (iii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (iv) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

KPMG

The Board of Directors
Trustmark Securities, Inc.
Page Two

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2006